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                             August 21, 2020

       Jesse Correll
       Chief Executive Officer
       UTG, Inc.
       205 North Depot Street
       Stanford, KY 40484

                                                        Re: UTG, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 20,
2020
                                                            Form 10-Q for
Quarterly Period Ended June 30, 2020
                                                            Filed August 11,
2020
                                                            File No. 000-16867

       Dear Mr. Correll:

              We have reviewed your August 10, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 29, 2020 letter.

       Form 10-K for the Fiscal Period Ending December 31, 2019

       Notes to Consolidated Financial Statements
       Note 2. Investments

   1. We note your response to prior comment 2. From your disclosure in Note 2 it is apparent that about 44% of your
investment real estate portfolio at December 31, 2019 includes ownership rights in oil
and gas royalties, but it is unclear where your remaining oil and gas investment exposure
is included in your investment portfolio. Please tell us and revise future filings to
disclose, how each of your categories of oil and gas investments included in your response are
classified within Investments. In your response explain why it is appropriate to classify
these investments as you do, including why it is appropriate to
 Jesse Correll
FirstName
UTG, Inc. LastNameJesse Correll
Comapany
August  21, NameUTG,
            2020       Inc.
August
Page  2 21, 2020 Page 2
FirstName LastName
         classify oil and gas royalty rights as real estate investments.


2. You disclose that Investment real estate is held for sale and is reported at the lower of cost or fair value less cost to sell. Please tell us:

                How these investments qualify for held for sale accounting. In your response, address each of the criteria in ASC 360-10-45-9 through 45-11. Specifically tell us how you met the requirement of probable disposal within one year under ASC 360-10-45-9d when, for example, it appears based on sale information from your cash flow statements for the last two and a half years that at June 30, 2020 you still hold a significant amount of real estate investments that were on your December 31, 2017 balance sheet;
                The nature of your real estate investments other than your oil and gas royalty interests; and
                By type of real estate investment, the carrying value and fair value or those investments carried at cost versus those carried at fair value less cost to sell at both
              December 31, 2019 and June 30, 2020.
Note 3. Fair Value Measurements

3. We note your response to prior comment 1, that Trust Preferred Securities are a unique type of security, that your investments in these instruments are a direct investment with the originating entity as well as your revised proposed disclosures. Please address the following:

                Tell us the amount of Trust Preferred Securities on hand at December 31, 2019 and
              June 30, 2020. To the extent these amounts are significant, revise your proposed disclosure in Exhibit A (updated to provide June 30, 2020 information) to separately present these securities from common stock in your tables under the Recurring
              Measurements section. To the extend these amounts are not significant, revise the
              "common stock" caption in those tables to include preferred stock;
                Enhance your proposed disclosures to describe the characteristics of these securities to support your equity classification; and
                Although you represent in your response to the first bullet of our prior comment that you will remove reference to "collateralized debt obligation" in your disclosure, your proposed disclosure in the Equity Securities at Fair Value section still contains such a reference. Ensure you remove it from your proposed revised disclosure.
4. Based on our review of Exhibit A, which you reference in your response, we do not see disclosures that satisfy the disclosure requirements of ASC 820-10-50-2-bbb(2) or ASC
         820-10-50-2-g, of quantitative information about the significant unobservable inputs used in the fair value measurement of equity securities classified as Level 3 or the narrative description of the uncertainty of the fair value measurements from the use of significant
 Jesse Correll
UTG, Inc.
August 21, 2020
Page 3
         unobservable inputs if those inputs reasonably could have been different at the reporting date as requested. Refer to ASC 820-10-55-103 and ASC 820-10-55-106 for further guidance. Please tell us how the disclosures in Exhibit A satisfy the disclosure requirements above or provide us with a draft of your proposed revised disclosures as of
         June 30, 2020.
5. Please tell us why you characterize financial instruments carried at cost or amortized cost as being subject to nonrecurring fair value measurement in Exhibit A of your response when the fair value disclosure appears to be required under ASC 825-10-50-10; Fair
         Value of Financial Instruments, not ASC 820-10-50-2a. Revise your proposed disclosure accordingly.
6. We note that for the six months ended June 30, 2020, you recognized unrealized losses associated with the change in fair value of equity securities of $11,738,163. Please tell us how this loss was allocated amongst your investments and why equity securities classified as level 3, which are approximately 40% of total equity securities at fair value, only recognized related unrealized losses of $139,588 for this period.
        You may contact Michelle Miller at 202-551-3368 or March Brunhofer at 202-551-3638
if you have questions.



FirstName LastNameJesse Correll                                Sincerely,
Comapany NameUTG, Inc.
                                                               Division of
Corporation Finance
August 21, 2020 Page 3                                         Office of
Finance
FirstName LastName